UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                            KINETIC CONCEPTS INC.
                          _________________________
                              (Name of Issuer)

                                 COMMON STOCK
                               _______________
                       (Title of Class of Securities)

                                  49460W010
                                _____________
                               (CUSIP Number)

                            Eric R. Markus, Esq.
                         Wilmer, Cutler & Pickering
                             2445 M Street, N.W.
                           Washington, D.C. 20037
                       _______________________________
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               March 15, 1996
                             __________________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement _x_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)
        2 of 23

                                    SCHEDULE 13D


CUSIP No.  49460W010

  1             NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     INSURANCE COMPANY SUPPORTED ORGANIZATIONS PENSION PLAN
                       25-6358211

  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)_x_*
                                                                    (b)_x_*
  3             SEC USE ONLY

  4             SOURCE OF FUNDS*

                       WC

  5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       __
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6             CITIZENSHIP OR PLACE OF ORGANIZATION

                CALIFORNIA

                         7    SOLE VOTING POWER
             NUMBER OF          -0-
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY        2,276,00*
             OWNED BY
               EACH      9    SOLE DISPOSITIVE POWER
             REPORTING         -0-
              PERSON     10   SHARED DISPOSITIVE POWER
                               2,276,000*

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                   2,276,000*

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                SHARES*                                             __

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                   5.13%*

14                 TYPE OF REPORTING PERSON*

                   EP

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

*  See Item 5 below

       3 of 23

                                    SCHEDULE 13D


CUSIP No.  49460W010

  1             NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                STINSON CAPITAL PARTNERS, L.P., 94-3232358

  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)_x_*
                                                                     (b)_x_*
  3             SEC USE ONLY

  4             SOURCE OF FUNDS*

                  WC

  5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       __
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6             CITIZENSHIP OR PLACE OF ORGANIZATION

                CALIFORNIA

                         7    SOLE VOTING POWER
             NUMBER OF          -0-
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY          2,276,000*
               EACH      9    SOLE DISPOSITIVE POWER
             REPORTING          -0-
              PERSON     10   SHARED DISPOSITIVE POWER

                               2,276,000*

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,276,000*

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  SHARES*                                                 __

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                   5.13%*

14              TYPE OF REPORTING PERSON*
                   PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

*  See Item 5 below

       4 of 23
                                    SCHEDULE 13D


CUSIP No.  49460W010

  1             NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                BK CAPITAL PARTNERS IV, L.P., 94-3139027

  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)_x_*
                                                                    (b)_x_*
  3             SEC USE ONLY

  4             SOURCE OF FUNDS*

                    WC

  5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       __
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6             CITIZENSHIP OR PLACE OF ORGANIZATION

                    CALIFORNIA

                         7    SOLE VOTING POWER
             NUMBER OF           -0-
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY            2,276,000*
               EACH      9    SOLE DISPOSITIVE POWER
             REPORTING           -0-
              PERSON     10   SHARED DISPOSITIVE POWER

                                 2,276,000*

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,276,000*
12              CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN SHARES*                      __

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                5.13%*

14              TYPE OF REPORTING PERSON*

                   PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

*  See Item 5 below

       5 of 23
                                    SCHEDULE 13D


CUSIP No.  49460W010

  1             NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  THE CARPENTERS PENSION TRUST FOR SOUTHERN
                  CALIFORNIA, 94-6042875

  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)_x_*
                                                                    (b)_x_*
  3             SEC USE ONLY

  4             SOURCE OF FUNDS*

                    WC

  5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       __
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6             CITIZENSHIP OR PLACE OF ORGANIZATION

                    CALIFORNIA

                         7    SOLE VOTING POWER
             NUMBER OF           -0-
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY            2,276,000*
               EACH      9    SOLE DISPOSITIVE POWER
             REPORTING           -0-
              PERSON     10   SHARED DISPOSITIVE POWER

                                 2,276,000*

 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                     2,276,000*

 12             CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN SHARES*                      __

 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                   5.13%*

 14             TYPE OF REPORTING PERSON*

                   EP

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

*  See Item 5 below

       6 of 23
                                    SCHEDULE 13D


CUSIP No.  49460W010

  1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     RICHARD C. BLUM & ASSOCIATES, L.P.,
                         94-3205364

  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)_x_*
                                                                    (b)_x_*
  3             SEC USE ONLY

  4             SOURCE OF FUNDS*

                    NOT APPLICABLE

  5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       __
                   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6             CITIZENSHIP OR PLACE OF ORGANIZATION

                    CALIFORNIA

                         7    SOLE VOTING POWER
             NUMBER OF           -0-
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY            2,276,000*
               EACH      9    SOLE DISPOSITIVE POWER
             REPORTING           -0-
              PERSON     10   SHARED DISPOSITIVE POWER

                                 2,276,000*

 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,276,000*

 12             CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN SHARES*                      __

 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                   5.13%*

 14             TYPE OF REPORTING PERSON*

                   PN, IA

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

*  See Item 5 below

       7 of 23
                                    SCHEDULE 13D


CUSIP No.  49460W010

  1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     RICHARD C. BLUM & ASSOCIATES, INC.,
                         94-2967812

  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)_x_*
                                                                    (b)_x_*
  3             SEC USE ONLY

  4             SOURCE OF FUNDS*

                    NOT APPLICABLE

  5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       __
                   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6             CITIZENSHIP OR PLACE OF ORGANIZATION

                    CALIFORNIA

                         7    SOLE VOTING POWER
             NUMBER OF           -0-
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY            2,276,000*
               EACH      9    SOLE DISPOSITIVE POWER
             REPORTING           -0-
              PERSON     10   SHARED DISPOSITIVE POWER

                                 2,276,000*

 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,276,000*

 12             CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN SHARES*                      __

 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                   5.13%*

 14             TYPE OF REPORTING PERSON*

                   CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

*  See Item 5 below

       8 of 23
                                    SCHEDULE 13D


CUSIP No.  49460W010

  1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     RICHARD C. BLUM, ###-##-####

  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)_x_*
                                                                    (b)_x_*
  3             SEC USE ONLY

  4             SOURCE OF FUNDS*

                    NOT APPLICABLE

  5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       __
                   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6             CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

                         7    SOLE VOTING POWER
             NUMBER OF           -0-
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY            2,276,000*
               EACH      9    SOLE DISPOSITIVE POWER
             REPORTING           -0-
              PERSON     10   SHARED DISPOSITIVE POWER

                                 2,276,000*

 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,276,000*

 12             CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN SHARES*                      __

 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                   5.13%*

 14             TYPE OF REPORTING PERSON*

                   IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

*  See Item 5 below

       9 of 23
                                    SCHEDULE 13D


CUSIP No.  49460W010

  1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     PRISM PARTNERS I, L.P., 94-3172939

  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)_x_*
                                                                    (b)_x_*
  3             SEC USE ONLY

  4             SOURCE OF FUNDS*

                    WC

  5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       __
                   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6             CITIZENSHIP OR PLACE OF ORGANIZATION

                    CALIFORNIA

                         7    SOLE VOTING POWER
             NUMBER OF           -0-
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY            2,276,000*
               EACH      9    SOLE DISPOSITIVE POWER
             REPORTING           -0-
              PERSON     10   SHARED DISPOSITIVE POWER

                                 2,276,000*

 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,276,000*

 12             CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN SHARES*                      __

 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                   5.13%*

 14             TYPE OF REPORTING PERSON*

                   PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

*  See Item 5 below

       10 of 23
                                    SCHEDULE 13D


CUSIP No.  49460W010

  1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     WEINTRAUB CAPITAL MANAGEMENT, 94-3151493

  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)_x_*
                                                                    (b)_x_*
  3             SEC USE ONLY

  4             SOURCE OF FUNDS*

                    NOT APPLICABLE

  5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       __
                   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6             CITIZENSHIP OR PLACE OF ORGANIZATION

                    CALIFORNIA

                         7    SOLE VOTING POWER
             NUMBER OF           -0-
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY            2,276,000*
               EACH      9    SOLE DISPOSITIVE POWER
             REPORTING           -0-
              PERSON     10   SHARED DISPOSITIVE POWER

                                 2,276,000*

 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,276,000*

 12             CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN SHARES*                      __

 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                   5.13%*

 14             TYPE OF REPORTING PERSON*

                   PN, IA

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

*  See Item 5 below

       11 of 23
                                    SCHEDULE 13D


CUSIP No.  49460W010

  1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     JERALD WEINTRAUB, ###-##-####

  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)_x_*
                                                                    (b)_x_*
  3             SEC USE ONLY

  4             SOURCE OF FUNDS*

                    NOT APPLICABLE

  5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       __
                   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6             CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

                         7    SOLE VOTING POWER
             NUMBER OF           -0-
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY            2,276,000*
               EACH      9    SOLE DISPOSITIVE POWER
             REPORTING           -0-
              PERSON     10   SHARED DISPOSITIVE POWER

                                 2,276,000*

 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,276,000*

 12             CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN SHARES*                      __

 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                   5.13%*

 14             TYPE OF REPORTING PERSON*

                   IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

*  See Item 5 below

       12 of 23

        This Schedule 13D is filed on behalf of the Insurance Company Supported Organizations Pension Plan ("ICSOPP"); Stinson Capital Partners L.P., a California limited partnership ("Stinson"); BK Capital Partners IV L.P., a California limited partnership ("BK-IV"); The Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc; Prism Partners I, L.P., a California limited partnership ("Prism"); Weintraub Capital Management, a California general partnership ("WCM"); and Jerald M. Weintraub, the managing general partner of WCM. ICSOPP, Stinson, BK-IV, the Carpenters Trust, RCBA L.P., RCBA Inc., and Richard C. Blum are referred to herein as the "Blum Reporting Persons." Prism, WCM, and Jerald M. Weintraub are referred to herein as the "Weintraub Reporting Persons."

Item 1. Security and Issuer.

        This Schedule 13D relates to shares of common stock (the "Common Stock") of Kinetic Concepts Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 8023 Vantage Drive, San Antonio, Texas 78230. This Schedule 13D is being filed because certain purchases by the Reporting Persons might be deemed to be purchases by a group, as explained in Item 5 below.

Item 2. Identity and Background.

        Blum Reporting Persons
        ______________________

        Stinson and BK-IV are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. ICSOPP and Carpenters Trust are each a pension plan governed by ERISA. RCBA L.P. is the sole general partner of Stinson and BK-IV and an investment adviser to ICSOPP and Carpenters.

        RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


       Name and Office Held           Business Address                 Citizenship         Principal Occupation
                                                                                           or Employment

       Richard C. Blum                909 Montgomery St.               USA                 President and
       President, Chairman and        Suite 400                                            Chairman, RCBA L.P.
       Director                       San Francisco, CA 94133

       Nils Colin Lind                909 Montgomery St.               Norway              Managing Director,
       Managing Director and          Suite 400                                            RCBA L.P.
       Director                       San Francisco, CA 94133

       13 of 23

       Jeffrey W. Ubben               909 Montgomery St.               USA                 Managing Director of
       Managing Director of           Suite 400                                            Investments, RCBA
       Investments                    San Francisco, CA 94133                                   L.P.

       Alexander L. Dean              909 Montgomery St.               USA                 Managing Director of
       Managing Director of           Suite 400                                            Investments, RCBA
       Investments and Director       San Francisco, CA 94133                                   L.P.

       Peter E. Rosenberg             909 Montgomery St.               USA                 Managing Director of
       Managing Director of           Suite 400                                            Investments, RCBA
       Investments and Director       San Francisco, CA 94133                                    L.P.

       Michael Kane                   909 Montgomery St.               USA                 Managing Director of
       Managing Director of           Suite 400                                            Investments, RCBA
       Investments                    San Francisco, CA 94133                                    L.P.

       Marc T. Scholvinck             909 Montgomery St.               USA                 Chief Financial
       Chief Financial Officer and    Suite 400                                            Officer and Managing
       Managing Director              San Francisco, CA 94133                                    Director

       Thomas L. Kempner              40 Wall Street                   USA                 Chairman, Loeb
       Director                       New York, NY  10005                                  Partners Corporation,
                                                                                           Investment Banking
                                                                                           Business

       Donald S. Scherer              3 Embarcadero Center             USA                 Howard, Rice, et al.
       Secretary                      Suite 700                                            (law firm)
                                      San Francisco, CA 94111


        ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington D.C. 20036. The name, business address and present principal occupation of each of the trustees and executive officers of ICSOPP are as follows (all are United States citizens):


       Name and Office Held           Business Address                 Citizenship         Principal Occupation
                                                                                           or Employment

       Robert E. Vagley               American Insurance               USA                 President,
       Fiduciary                      Association                                          American Insurance
                                      1130 Connecticut Avenue, N.W.                        Association
                                      Washington, DC  20036

       Fred R. Marcon                 Insurance Services Office        USA                 President,
       Fiduciary                      7 World Trade Center                                 Insurance Services
                                      New York, NY  10048                                  Office

       Gail P. Norton                 Industrial Risk Insurers         USA                 President & CEO,
       Fiduciary                      85 Woodland Street                                   Industrial Risk
                                      Hartford, CT  06102                                  Insurers

       14 of 23

       A. James Brodsky               Insurance Company Supported      USA                 Director,
       Director                         Organizations Pension Plan                         Insurance Company
                                      and Trust                                              Supported
                                      1130 Connecticut Avenue, N.W.                        Organizations
                                      Washington, D.C. 20036                                 Pension Plan and Trust


        The Carpenters Trust is a trust, governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupations are as follows.



       Name and Office Held           Business Address                 Citizenship         Principal Occupation or
                                                                                           Employment

       Kim Frommer                    22225 Acorn Street               USA                 President
       Trustee                        Chatsworth, CA  91311                                Frommer Inc.

       Curtis Conyers, Jr.            4719 Exposition Boulevard        USA                 President
       Trustee                        Los Angeles, CA  90016                               Richard Lane Company

       Richard Harris                 1717 West Lincoln Avenue         USA                 General Manager
       Trustee                        Anaheim, CA  92801                                   Wesseln Construction
                                                                                           Co., Inc.

       Ralph Larison                  1925 Water Street                USA                 President
       Trustee                        Long Beach, CA  90802                                Connolly-Pacific Co.

       Bert Lewitt                    2901 28th Street                 USA                 President
       Trustee                        Santa Monica, CA  90405                              Morley Construction Co.

       Ronald W. Tutor                15901 Olden Street               USA                 President
       Co-Chairman, Trustee           Sylmar, CA  91342                                    Tutor-Saliba
                                                                                           Corporation

       J.D. Butler                    412 Dawson Drive                 USA                 Treasurer
       Trustee                        Camarillo, CA  93010                                 Gold Coast District
                                                                                           Council of Carpenters

       Douglas J. McCarron            520 South Virgil Avenue          USA                 Secretary-Treasurer
       Chairman, Trustee              Los Angeles, CA  90020                               Southern California
                                                                                           District Council of
                                                                                           Carpenters

       Bill Perry                     520 South Virgil Avenue          USA                 Administrative
       Trustee                        Los Angeles, CA  90020                               Assistant Southern
                                                                                           California District
                                                                                           Council of Carpenters

       Buddy Self                     911 20th Street                  USA                 Financial Secretary
       Trustee                        Bakersfield, CA  93301                               Carpenters Local Union

       15 of 23

       Steve Graves                   520 South Virgil Avenue          USA                 Representative Southern
       Trustee                        Los Angeles, CA  90020                               California District
                                                                                           Council of Carpenters

       Fred Taylor                    341 E. Wardlow Road              USA                 Financial Secretary
       Trustee                        Long Beach, CA  90807                                Carpenters Local Union
                                                                                           630

        Weintraub Reporting Persons
        ___________________________

        Prism is a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 406, San Francisco, California 94133. WCM is the sole general partner of Prism.

        WCM is a California general partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. WCM is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The general partners of WCM are Jerald M. Weintraub and Melody R. Howe Weintraub. The addresses, citizenship and principal occupations of the general partners of WCM are as follows:


       Name and Office Held           Business Address                 Citizenship         Principal Occupation
                                                                                           or Employment

       Jerald M. Weintraub            909 Montgomery Street            USA                 Managing General
       Managing General Partner       Suite 406                                            Partner, Weintraub
                                      San Francisco, CA  94133                             Capital Management

       Melody R. Howe Weintraub       909 Montgomery Street            USA                 Political Consultant
       General Partner                Suite 406
                                      San Francisco, CA  94133

                                                               * * *

        To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.


       16 of 23

        The source of funds for the purchases of securities was the working capital of the Blum Reporting Persons and the working capital of the Weintraub Reporting Persons.


Item 4. Purpose of Transaction.

        The Blum Reporting Persons and the Weintraub Reporting Persons each acquired the Common Stock for investment purposes. Depending upon market conditions and other factors, such Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, such Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

        Other than as set forth in this statement, neither the Blum Reporting Persons nor the Weintraub Reporting Persons have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences.

Item 5. Interest in Securities of the Issuer.

        (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 44,332,806 shares of Common Stock issued and outstanding as of January 24, 1996. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:


                                                             Shares of Common                              Percentage
                         Name                                      Stock Owned                                  Owned

                         ICSOPP                                        165,700                                 0.37
                         Stinson                                        87,600                                 0.19

                         BK-IV                                         136,200                                 0.31

                         Carpenters Trust                            1,560,500                                 3.52
                         Prism                                         171,000                                 0.39

/TABLE

       17 of 23

        In addition, because RCBA L.P. has voting and investment power with respect to 155,000 shares that are legally owned by The Common Fund, a New York non-profit corporation ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund has advised RCBA L.P. that it does not consider itself a Reporting Person because it does not have voting and investment power over the aforementioned shares. The Common Fund also disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

        Voting and investment power with respect to the above shares held by ICSOPP, Stinson, BK-IV, and the Carpenters Trust are held solely by RCBA L.P. The Blum Reporting Persons therefore may be deemed to be members in a group, in which case each Blum Reporting Person would be deemed to have beneficial ownership of an aggregate of 1,950,000 shares of the Common Stock, which is 4.39% of the outstanding Common Stock. As the sole general partner of RBCA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc.
Although Mr. Blum is joining in this Schedule as a Blum Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA
Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

        Voting and investment power with respect to the above shares held by Prism are held solely by WCM. The Weintraub Reporting Persons therefore may be deemed to be members in a group, in which case each Weintraub Reporting
Person would be deemed to have beneficial ownership of an aggregate of 171,000 shares of the Common Stock, which is 0.39% of the outstanding Common Stock. As the managing general partner of WCM, Jerald M. Weintraub might be deemed to be the beneficial owner of the securities beneficially owned by WCM. Although Jerald M. Weintraub is joining in this Schedule as a Weintraub Reporting Person, the filing of this Schedule shall not be construed as an admission that he is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by WCM.

        Certain of the shares of Common Stock owned by the Reporting Persons were acquired in block trades by the Blum Reporting Persons and the Weintraub Reporting Persons. These shares were then divided among the Reporting Persons. Because of the block trades, the Blum Reporting Persons and the Weintraub Reporting Persons may be deemed to have constituted a group for purposes of acquiring certain shares of the Common Stock. Thus, the Reporting Persons have reported their holdings in aggregate on Lines 8, 10, 11, and 13 of Schedule 13D. Although each of the Reporting Persons identified might be deemed to be part of a group by virtue of the acquisition of the shares specified in the first sentence of this paragraph, they all, except as disclosed herein, disclaim acting as a group and disclaim "beneficial ownership" in the shares of each of such persons (other than himself, herself, or itself). No Blum Reporting Person has the right or power to, and does not exercise any control over, the management or policies of any Weintraub Reporting Person or exercise investment discretion over any account managed by any Weintraub Reporting Person. Conversely, no

       18 of 23

Weintraub Reporting Person has the right or power to, and does not exercise any control over, the management or policies of any Blum Reporting Person or exercise investment discretion over any account managed by any Blum Reporting Person.

        (c) The following transactions of the Blum Reporting Persons and Weintraub Reporting Persons involving the Common Stock were made during the 60 days prior to the date of the event requiring the filing of this
statement.   All such transactions were purchases on the open market, except for certain transactions on January 24 and 25, 1996 which were made pursuant to an underwritten public offering of shares by certain shareholders of the
Company:


     Name                                  Buy/Sell            Trade Date              Shares            Price/Share

     BK-IV                                    Buy                01-24-96               2,800                  10.25
     BK-IV                                    Buy                01-24-96             105,000                  10.25
     Carpenters Trust                         Buy                01-24-96              32,000                  10.25
     Carpenters Trust                         Buy                01-24-96           1,200,000                  10.25

     ICSOPP                                   Buy                01-24-96             127,500                  10.25
     ICSOPP                                   Buy                01-24-96               3,400                  10.25
     Stinson                                  Buy                01-24-96              67,500                  10.25
     Stinson                                  Buy                01-24-96               1,800                  10.25
     Prism                                    Buy                01-25-96               2,600                  10.25
     Prism                                    Buy                01-25-96               5,100                  10.25
     Prism                                    Buy                01-25-96               8,300                  10.25
     Prism                                    Buy                01-25-96              25,000                  10.68
     Prism                                    Buy                01-25-96             215,000                  10.25
     Prism                                   Sell                01-25-96               2,600                  10.25

     Prism                                   Sell                01-25-96               5,100                  10.25
     Prism                                   Sell                01-25-96               8,300                  10.25
     Prism                                   Sell                01-25-96               9,000                  10.25
     ICSOPP                                   Buy                01-25-95              21,200                  10.98
     BK-IV                                    Buy                01-25-96               1,800                  10.31
     BK-IV                                    Buy                01-25-96                 700                  10.88
     BK-IV                                    Buy                01-25-96              17,500                  10.98
     BK-IV                                    Buy                01-25-96               8,400                  10.85
     Carpenters Trust                         Buy                01-25-96              96,000                  10.85
     Carpenters Trust                         Buy                01-25-96               8,000                  10.88

     Carpenters Trust                         Buy                01-25-96             200,100                  10.98
     Carpenters Trust                         Buy                01-25-96              20,100                  10.31
     ICSOPP                                   Buy                01-25-96                 900                  10.88
     ICSOPP                                   Buy                01-25-96               2,100                  10.31
     ICSOPP                                   Buy                01-25-96              10,200                  10.85
     Stinson                                  Buy                01-25-96               5,400                  10.85
     Stinson                                  Buy                01-25-96              11,200                  10.98
     Stinson                                  Buy                01-25-96               1,000                  10.31

       19 of 23

     Stinson                                  Buy                01-25-96                 400                  10.88
     Prism                                   Sell                02-23-96              10,000                  14.00
     Prism                                   Sell                02-23-96               6,000                  13.79
     Prism                                   Sell                02-23-96              44,000                  13.79
     Common Fund                              Buy                03-12-96              80,000                  12.00
     Common Fund                              Buy                03-15-96              50,000                  12.25
     Common Fund                              Buy                03-15-96              25,000                  12.25


        (d)  Not applicable.

        (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to Be Filed as Exhibits

        Exhibit A is a written agreement relating to the filing of joint statements as required by Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.
                                 SIGNATURES

       20 of 23

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 1996


INSURANCE COMPANY SUPPORTED
  ORGANIZATIONS PENSION PLAN

By     Richard C. Blum & Associates, L.P., its General Partner

       By    Richard C. Blum & Associates, Inc., its General Partner

             By  /s/ N. Colin Lind
                 ________________________________
                 N. Colin Lind, Managing Director


BK CAPITAL PARTNERS IV, L.P.

By     Richard C. Blum & Associates, L.P., its General Partner

       By    Richard C. Blum & Associates, Inc., its General Partner

             By   /s/ N. Colin Lind
                  ________________________________
                  N. Colin Lind, Managing Director


STINSON CAPITAL PARTNERS, L.P.

By    Richard C. Blum & Associates, L.P., its General Partner

             By   Richard C. Blum & Associates, Inc., its General Partner

             By   /s/ N. Colin Lind
                  ________________________________
                  N. Colin Lind, Managing Director


RICHARD C. BLUM & ASSOCIATES, L.P.

By     Richard C. Blum & Associates, Inc., its General Partner

             By   /s/ N. Colin Lind
                  ______________________________________
                  N. Colin Lind, Chief Financial Officer
                  and Managing Director


RICHARD C. BLUM & ASSOCIATES, INC.

By        /s/ N. Colin Lind
          ________________________________
          N. Colin Lind, Managing Director



       21 of 23

/S/ N. COLIN LIND
___________________________
RICHARD C. BLUM

       By    N. Colin Lind, Attorney-in-Fact


THE CARPENTERS PENSION TRUST FOR SOUTHERN CALIFORNIA


By     Richard C. Blum & Associates, L.P., its Investment Advisor

       By    Richard C. Blum & Associates, Inc., its General Partner

       By    /s/ N. Colin Lind
             ________________________________
             N. Colin Lind, Managing Director


PRISM PARTNERS I, L.P.


       By    Weintraub Capital Management, its General Partner

             By   /s/ Jerald M. Weintraub
                  _______________________
                  Jerald M. Weintraub, Managing General Partner

WEINTRAUB CAPITAL MANAGEMENT

       By    /s/ Jerald M. Weintraub
             _____________________________________________
             Jerald M. Weintraub, Managing General Partner


/S/ JERALD M. WEINTRAUB
_______________________
JERALD M. WEINTRAUB


       22 of 23

                                  Exhibit A
                                  _________

                          Joint Filing Undertaking

        The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  March 25, 1996


INSURANCE COMPANY SUPPORTED
  ORGANIZATIONS PENSION PLAN

By     Richard C. Blum & Associates, L.P., its General Partner

       By    Richard C. Blum & Associates, Inc., its General Partner

             By  /s/ N. Colin Lind
                 ________________________________
                 N. Colin Lind, Managing Director


BK CAPITAL PARTNERS IV, L.P.

By     Richard C. Blum & Associates, L.P., its General Partner

       By    Richard C. Blum & Associates, Inc., its General Partner

             By   /s/ N. Colin Lind
                  ________________________________
                  N. Colin Lind, Managing Director


STINSON CAPITAL PARTNERS, L.P.

By    Richard C. Blum & Associates, L.P., its General Partner

             By   Richard C. Blum & Associates, Inc., its General Partner

             By   /s/ N. Colin Lind
                  ________________________________
                  N. Colin Lind, Managing Director


RICHARD C. BLUM & ASSOCIATES, L.P.

By     Richard C. Blum & Associates, Inc., its General Partner

             By   /s/ N. Colin Lind
                  ______________________________________
                  N. Colin Lind, Chief Financial Officer
                  and Managing Director

       23 of 23

RICHARD C. BLUM & ASSOCIATES, INC.

By        /s/ N. Colin Lind
          ________________________________
          N. Colin Lind, Managing Director



/S/ N. COLIN LIND
___________________________
RICHARD C. BLUM

       By    N. Colin Lind, Attorney-in-Fact


THE CARPENTERS PENSION TRUST FOR SOUTHERN CALIFORNIA


By     Richard C. Blum & Associates, L.P., its Investment Advisor

       By    Richard C. Blum & Associates, Inc., its General Partner

       By    /s/ N. Colin Lind
             ________________________________
             N. Colin Lind, Managing Director


PRISM PARTNERS I, L.P.


       By    Weintraub Capital Management, its General Partner

             By   /s/ Jerald M. Weintraub
                  _______________________
                  Jerald M. Weintraub, Managing General Partner

WEINTRAUB CAPITAL MANAGEMENT

       By    /s/ Jerald M. Weintraub
             _____________________________________________
             Jerald M. Weintraub, Managing General Partner


/S/ JERALD M. WEINTRAUB
_______________________
JERALD M. WEINTRAUB